

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

Mr. Kenneth C. Schilling
Vice President and Controller
Nacco Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124

      Re: Nacco Industries, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 2, 2010
              File No. 001-09172

Dear Mr. Schilling:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Jeff Jaramillo
                    Accounting Branch Chief